UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Deckers Outdoor Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

243537107

(CUSIP Number)

Richard T. McGuire III

Marcato Capital Management LP

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

(415) 796-6350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Richard M. Brand

Joshua A. Apfelroth

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-6000

September 13, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 243537107	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,952,531
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,952,531
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,952,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
14	TYPE OF REPORTING PERSON IA

*	The percentage ownership is based on 31,998,620 shares of common stock outstanding as of August 4, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2017.

CUSIP No. 243537107	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,952,531
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,952,531
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,952,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
14	TYPE OF REPORTING PERSON IN

*	The percentage ownership is based on 31,998,620 shares of common stock outstanding as of August 4, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2017.

CUSIP No. 243537107	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato International Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,806,294
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,806,294
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%*
14	TYPE OF REPORTING PERSON OO

*	The percentage ownership is based on 31,998,620 shares of common stock outstanding as of August 4, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2017.

CUSIP No. 243537107	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MCM Encore IM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 146,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 146,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON IA

*	The percentage ownership is based on 31,998,620 shares of common stock outstanding as of August 4, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2017.

CUSIP No. 243537107	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Encore Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 146,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 146,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON OO

*	The percentage ownership is based on 31,998,620 shares of common stock outstanding as of August 4, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2017.

CUSIP No. 243537107	SCHEDULE 13D	Page 7 of 10

This amendment No. 2 to Schedule 13D (this “Amendment No. 2”), amends and supplements the Schedule 13D filed on February 8, 2017 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 2, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Shares”), of Deckers Outdoor Corporation, a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 2 shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 4. Purpose of Transaction

On September 13, 2017, Marcato International, in compliance with the Amended and Restated Bylaws of the Issuer (the “Bylaws”), submitted its formal notice of intent (the “Notice”) to present a stockholder proposal and nominate candidates for election to the board of directors of the Issuer (the “Board”), in each case, at the 2017 annual meeting of stockholders of the Issuer (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “2017 Annual Meeting”). A copy of the Notice is filed herewith as Exhibit E and is incorporated herein by reference, and any descriptions herein of the Notice are qualified in their entirety by reference to the Notice.

The Notice stated that, at the 2017 Annual Meeting, Marcato International intends to nominate for election as directors of the Issuer, (i) Deborah M. Derby, (ii) Kirsten J. Feldman, (iii) Steve Fuller, (iv) Matthew P. Hepler, (v) Robert D. Huth, (vi) Jan R. Kniffen, (vii) Mitchell A. Kosh, (viii) Nathaniel J. Lipman, (ix) Michael W. Rayden, and (x) Anne Waterman (each a “Nominee” and collectively, the “Nominees”).

In the Notice, the Reporting Persons reserved the right to further nominate, substitute or add additional persons in the event that (a) the Issuer purports to increase the number of directorships; (b) the Issuer makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Nominees as nominees and/or (c) any Nominee is unable or becomes unwilling for any reason to serve as a director of the Issuer.

Marcato International also submitted a stockholder proposal (the “Stockholder Proposal”) for consideration at the 2017 Annual Meeting, proposing the repeal of each provision of, or amendment to, the Bylaws that the Board adopted or adopts without the approval of the Issuer’s stockholders after May 24, 2016, (the date of the last publicly available Bylaws) and before the approval of the Stockholder Proposal.

The Reporting Persons currently intend to conduct a proxy solicitation to elect the Nominees to the Board and approve the Stockholder Proposal at the 2017 Annual Meeting.

In addition, on September 13, 2017, Marcato sent a letter to the Board and issued a press release (the “Press Release”) announcing the delivery of the Notice to the Issuer and the delivery of the letter to the Board. A copy of the Press Release (which includes a copy of the letter) is filed herewith as Exhibit F and incorporated herein by reference.

Marcato has entered into an engagement and indemnification agreement (the “Engagement and Indemnification Agreement”) with each Nominee, substantially in the form set forth as Exhibit G hereto. Pursuant to such agreements, each Nominee received a $50,000 payment upon execution of the Engagement and Indemnification Agreement and, if each such Nominee serves on the slate of Nominees (the “Slate”) and does not withdraw, will be entitled to an additional $50,000 upon the earlier to occur of (a) Nominee’s election to the Board by the Issuer’s stockholders, (b) Nominee’s appointment to the Board pursuant to an agreement between the Issuer and Marcato or (c) Nominee’s not being elected as a director of the Issuer following a proxy solicitation in which Marcato International nominated Nominee for election to the Board. Each Nominee has also agreed to be named as a nominee in the proxy soliciting materials related to the 2017 Annual Meeting. Pursuant to the Engagement and Indemnification Agreement, Marcato has agreed to indemnify each Nominee against any losses suffered, incurred or sustained by such Nominee in connection with such Nominee’s being a member of the Slate or the solicitation of proxies in connection therewith. Marcato has further agreed to reimburse each Nominee for reasonable, documented, out-of-pocket expenses incurred as a result of such Nominee’s being a member of Slate, including, without limitation, travel expenses and expenses in connection with legal counsel retained to represent such Nominee in connection with being a member of the Slate. The foregoing is qualified in its entirety by reference to the form of the Engagement and Indemnification Agreement filed herewith as Exhibit G and incorporated herein by reference.

CUSIP No. 243537107	SCHEDULE 13D	Page 8 of 10

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated in its entirety to read as follows:

(a) As of the date hereof, (i) Marcato and Mr. McGuire may each be deemed to be the beneficial owner of 1,952,531 Shares (the “Marcato Shares”), constituting approximately 6.1% of the outstanding Shares, (ii) Marcato International may be deemed to be the beneficial owner of 1,806,294 Shares, constituting approximately 5.6% of the outstanding Shares and (iii) Marcato Encore LLC and Marcato Encore Fund may each be deemed to be the beneficial owner of 146,237 Shares, constituting approximately 0.5% of the outstanding Shares, each based upon a total of 31,998,620 Shares outstanding as of August 4, 2017 (based on disclosure in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2017).

(b) Marcato International may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 1,806,294 Shares. Marcato Encore Fund may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 146,237 Shares. Marcato, as the investment manager of Marcato International and the sole member of Marcato Encore LLC, which is the investment manager of Marcato Encore Fund, may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares and, therefore, Marcato may be deemed to be the beneficial owner of the Marcato Shares. Marcato Encore LLC, as the investment manager of Marcato Encore Fund, may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 146,237 Shares and, therefore, Marcato may be deemed to be the beneficial owner of the such shares. By virtue of Mr. McGuire’s position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

(c) There have been no transactions by the Reporting Persons in the securities of the Issuer in the past sixty days.

(d) The limited partners of (or investors in) Marcato International, or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds. The limited partners of (or investors in) Marcato Encore Fund, or their respective subsidiaries or affiliated entities, for which Marcato Encore LLC or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated by reference herein.

As previously disclosed in the Schedule 13D, certain of the Reporting Persons had entered into cash-settled total return swaps with respect to the Shares. As of September 13, 2017, the Reporting Persons have disposed of all cash-settled total return swaps and are no longer a party to any swap arrangements with respect to the Shares.

Marcato Encore Fund has established a short position with respect to 146,237 Shares by borrowing Shares from prime brokers and selling such Shares in open market transactions. Such short sale transactions were effected between June 29, 2017 and July 7, 2017. Marcato Encore Fund will be required to return 146,237 Shares to the lenders of such Shares. The 146,237 Shares that were sold short by Marcato Encore Fund were obtained by Marcato Encore Fund from prime brokers pursuant to customary securities lending agreements. The short positions do not give any Reporting Person direct or indirect voting, investment or dispositive control over any securities of the Issuer and, as such, the Reporting Persons disclaim any beneficial ownership of any Shares that may be referenced in such arrangements.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of the Schedule 13D and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

CUSIP No. 243537107	SCHEDULE 13D	Page 9 of 10

Item 7. Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement*

Exhibit B: Schedule of Transactions in Shares*

Exhibit C: Letter, dated June 27, 2017*

Exhibit D: Schedule of Transactions in Shares*

Exhibit E: Notice, dated September 13, 2017

Exhibit F: Press Release, dated September 13, 2017

Exhibit G: Form of Engagement and Indemnification Agreement

*	Previously filed.

CUSIP No. 243537107	SCHEDULE 13D	Page 10 of 10

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2017

Marcato Capital Management LP◆
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

MCM Encore IM LLC◆
By: Marcato Capital Management LP, its Sole Member
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III◆
Richard T. McGuire III

Marcato International Master Fund Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Marcato Encore Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

◆	This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.